                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF DECEMBER 2013

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

Shareholders' Meeting of 20 December 2013 – information provided pursuant to article 114, paragraph 5, of Legislative Decree No. 58/1998.

Rome, 19 December 2013

With reference to the Ordinary Shareholders' Meeting of Telecom Italia S.p.A. called for 20 December 2013 (Rozzano – Milan, Viale Toscana 3, 11.00 a.m.), and in particular item 2 of the agenda for the extraordinary part (pertaining to “Increase in share capital with disapplication of preferential subscription rights through the issue of ordinary shares, to enable the conversion of the convertible bonds issued by the subsidiary Telecom Italia Finance S.A. amounting to 1.3 billion euros - related and consequent resolutions”), in a request dated 17 December 2013 (outside the Protocol Office's working hours), but actually received at the Company's offices this morning, Consob asked the Company to provide the following information by 6:00 p.m.:

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with reference to the decision-making process that led to the mandatory convertible bonds being identified as the "most effective instrument" for the purpose of strengthening the Company's asset structure:

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clarify whether in the context of this decision-making process the Company benefited from the input of independent experts and, if so, specify: (i) the terms of the instructions given; (ii) any alternative transactions taken into account and (iii) the conclusions reached by the consultants;

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state whether the Board of Directors examined other potential fund raising solutions (i.e. capital increase, sale of the shareholding in Brazil, M&A operations with other operators in the sector, etc.);

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if the Board of Directors decided not to act in accordance with the conclusions reached by the experts, describe the reasons behind this decision;

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specify the reasons that led the Board of Directors to determine the requirement to be fulfilled through the issuance of the mandatory convertible bonds as being "between 1 and 1.5 billion euros", considering the amount of investments anticipated during the Plan period, as communicated to the market on 7 November 2013.

•

with regard to the […] downgrade by Standard & Poor’s, indicate what actions are planned or being considered by the Company to recover an investment grade rating, specifying the state of implementation thereof, their consistency with the assumptions made in the business plan approved on 7 November 2013 and the quantitative impacts.

* * *

Bearing in mind the limited time available to draw up the press release, the Company hereby states the following:

As shown in the explanatory report to the Extraordinary Shareholders' Meeting being held tomorrow, the decision made by the Board of Directors of Telecom Italia to proceed with the issuance by the subsidiary Telecom Italia Finance S.A. of the Subordinated Mandatory Convertible Bonds due 2016 convertible into ordinary shares of Telecom Italia S.p.A. (hereinafter: the Loan) is the outcome of a long process that involved an examination of the measures to strengthen the asset structure required to protect the Company's creditworthiness in the context of the 2013-2015 Business Plan.

In that context, together with the 2013-2015 Plan, on 18 February 2013 the Board of Directors approved – inter alia – a programme of  hybrid bonds capable of obtaining recognition from the rating agencies of an equity content of up to 50% of its equivalent amount for a maximum of 3 billion euros (and thus for a maximum potential equity content of 1.5 billion euros). As is known, as part of that programme on 20 March 2013 an issue of 750 million euros was completed (which, however, following the downgrade and change to the methods used by Moody’s Investors Service Limited, for this rating agency should now be considered short of equity content).

The option to issue the hybrid bonds was accompanied by the reduction of 50% of the dividend policy with respect to the previous year (cutting the dividend of the ordinary share from 0.043 to 0.02 euros and the savings share from 0.054 to 0.031 euros) and a renewed effort to impact on the structure of the cash costs. At the same time the OPAC project was underway, aimed at evaluating the opportunities of the national access network separation even from the viewpoint of extracting value from the asset.

Subsequently, on 1 August 2013, in view of the mid-year results and the business development outlook, in an unfavourable regulatory context (AGCom's decision on the price of wholesale services of 11 July 2013), the Board of Directors ascertained a devaluation of 2,187 million euros of the goodwill attributed to the Domestic business unit, also revising downward EBITDA guidance for 2013.

Moody’s Investors Service Limited reacted to this information first by subjecting the Company to credit watch (8 August 2013) and then effectively proceeding to downgrade it to the level of sub-investment grade Ba1, with a negative outlook (8 October 2013). For their part, after the board meeting of 3 October 2013, the other ratings agencies highlighted the risk factors of the credit rating (Fitch Ratings Limited), and indicated that downgrading was possible (Standard & Poor's Rating Services Inc.), if Telecom Italia did not take action to strengthen its positioning on the markets it operates in, with particular focus on Italy, and to strengthen its financial structure by further reducing its net financial position.

All this led, within the Company, to a process of complete revision of the strategic priorities, which on 7 November 2013 translated into the definition by the Board of Directors of the new 2014-2016 Industrial Plan,

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focused on the development of the new infrastructures and innovative services, first of all in Italy, without the intervention of third party co-investors, and

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accompanied by extraordinary support measures aimed at strengthening the Group's asset structure.

The outlook of the Plan is to bring Telecom Italia to metrics in line with the status of investment grade within the Plan timeframe. In this scenario, the contribution of the extraordinary operations (which exclude the sale of the shareholding in Brazil) has been estimated at approx. 4 billion euros, of which the sale of Telecom Argentina and the Bond issue represent the first half.

In brief, the contribution of the equity operation (as is in perspective the Bond issue)  to the sum of the extraordinary measures is consistent with the requirements and objectives of the new 2014-2016 Plan, from which it cannot be separated. In turn, the equivalent amount identified has impacted the choice of instrument, excluding in particular the use of measures with preferential subscription right. Referring once again to the explanatory report to the extraordinary Shareholders' Meeting, the contribution of risk capital for said amount, alongside the remaining measures presented in conjunction with the 2014-2016 Industrial Plan, was considered sufficient to:

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increase the financial flexibility of the Group, and at the same time reduce the need for and risks of refinancing;

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allow the company to face the changed rating situation and passage to sub-investment grade with the necessary prudence, limiting the downgrade to a single rating level;

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guarantee that the options to further reduce indebtedness can be considered more calmly, also in relation to the progress of the company.

* * *

Returning to the issues raised by Consob, it is specified that, as part of the process briefly described above, which was an overall industrial and financial planning process,

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the Company has not consulted experts (whether qualified as indipendent or not) for the comparative evaluation and/or identification of possible alternative options of an extraordinary nature for the Group;

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with respect to the carrying out of the specific operations (in primis: the sale of the investment in Telecom Argentina and the Bond issue), however, the Company has made use of the consultancy and operating support provided by commercial banks, experts in economics and law firms, according to requirements and usual practice;

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the Board of Directors has been represented over time by the management various fund raising options, which have ranged from the sale of assets to equity or quasi-equity initiatives, also considering the hypothesis of consolidation with other operators (possible integration with 3 Italia);

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in view of the target of revenues and investments in the 2014-2016 Industrial Plan, the Board of Directors has quantified the need for additional resources from extraordinary operations at 4 billion euros, resulting in a possible limitation of the equity component to the amount of 1-1.5 billion euros.

Lastly, with reference to the rating downgrade of the Company to level BB+/B by Standard & Poor’s, which occurred on 14 November 2013, specific actions in order to return to an "investment grade" rating are not currently foreseen nor under consideration, other than those already provided for in the 2014-2016 Plan which, as stated above, is aimed at bringing Telecom Italia  to metrics in line with the status of investment grade within the Plan timeframe.

Telecom Italia Ufficio Stampa +39 06 3688 2610 http://www.telecomitalia.com/media Telecom Italia Investor Relations +39 02 8595 4131 http://www.telecomitalia.com/investorrelations

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Group's interim report as of and for the nine months ended September 30, 2013 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. our ability to successfully implement our strategy over the 2014-2016 period;

2. our ability to successfully achieve our debt reduction and other targets;

3. the increasing competition from global and local OTT (Over The Top) players (operators offering contents and services on the internet without owning its own proprietary telecommunications network infrastructure);

4. the continuing impact of increased competition in our markets, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets and our other principal markets;

5. the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

6. our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional voice business mainly due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

7. our ability to successfully implement our internet and broadband strategy;

8. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate, including recent changes to allowable charges for data and voice roaming;

9. the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

10. as our services are technology-intensive, our ability to develop new technologies in order to avoid our services becoming non-competitive;

11. the impact of political developments in Italy and other countries in which we operate;

12. the impact of fluctuations in currency exchange and interest rates;

13. our ability to build up our business in adjacent markets and in international markets (particularly in Brazil and Argentina), due to our specialist and technical resources;

14. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make (such as those in Brazil and Argentina);

15. the amount and timing of any future impairment charges for our authorizations, goodwill or other assets; and

16. the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      December 20th, 2013

                                                      TELECOM ITALIA S.p.A.

                                              BY: /s/ Riccardo Amerigo Pettazzi
                                                  ---------------------------------
                                                      Riccardo Amerigo Pettazzi
                                                      Company Manager